Via Facsimile and U.S. Mail
Mail Stop 4720

February 8, 2010

Mr. Shaoming Li
Chairman, President and Chief Executive Officer
Renhuang Pharmaceuticals, Inc.
No. 218, Taiping, Taiping District
Harbin, Heilongjiang Province,
P.R. China 150050

Re: Renhuang Pharmaceuticals, Inc.
         Form 10-K for the Period Ended October 31, 2008
         Filed September 9, 2009
         File No. 00-24512

Dear Mr. Li:

        We have completed our review of the above filing and have no further comments at this time.

                                    Sincerely,

                                    Gus Rodriguez
                                    Accounting Branch Chief